UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TiVo Inc.

File No. 000-27141 - CF#29123

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TiVo Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 30, 2012, as amended on January 25, 2013.

Based on representations by TiVo Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through July 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Kathleen Krebs
        Special Counsel